                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------

                              BOOKS-A-MILLION, INC.
                       (Name of Subject Company (Issuer))

                         BOOKS-A-MILLION, INC. (ISSUER)
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    098570104
                      (CUSIP Number of Class of Securities)

                                SANDRA B. COCHRAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              BOOKS-A-MILLION, INC.
                               402 INDUSTRIAL LANE
                            BIRMINGHAM, ALABAMA 35211
                                 (205) 942-3737

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of Filing Persons)

                                    Copy to:

                            STEVEN DELLA ROCCA, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                         -------------------------------

                            CALCULATION OF FILING FEE

        Transaction Valuation*                          Amount of Filing Fee
        ----------------------                          ---------------------
                  N/A                                             N/A

-------------------
* This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

[]  Check the box if any part of the filing fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                           Filing Party:

Form or Registration No.:                                         Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transaction to which the statement relates:

[]       third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[]       going-private transaction subject to Rule 13e-3.

[]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: []

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This Tender Offer Statement on Schedule TO relates to the announcement of a tender offer by Books-A-Million, Inc., a Delaware corporation (the "Company"), to purchase for cash up to 4,000,000 shares of its common stock, par value $0.01 per share, at a price not more than $10.00 nor less than $8.75 per share, net to the seller in cash, without interest. Pursuant to Exchange Act Rule 13e-4(c)(1) and General Instruction D to Schedule TO, this Schedule TO relates to precommencement communications by the Company.

ITEMS 1-11.

     Not applicable.

ITEM 12. EXHIBITS.

     Press Release issued on June 21, 2005.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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BOOKS-A-MILLION News Release

402 Industrial Lane
Birmingham, AL 35211
205-942-3737

Contact:      Richard S. Wallington
              Chief Financial Officer
              (205) 942-3737

            BOOKS-A-MILLION, INC. ANNOUNCES INTENTION TO COMMENCE A
                           DUTCH AUCTION TENDER OFFER

     BIRMINGHAM, ALA.  (JUNE 21, 2005) -- BOOKS-A-MILLION, INC.
(NASDAQ/NM:BAMM)announced today that its Board of Directors has approved a modified "Dutch Auction" tender offer to purchase up to 4,000,000 shares of its common stock at a price per share not less than $8.75 and not greater than $10.00.

     The number of shares proposed to be purchased in the tender offer represents approximately 24.6% of the Company's currently outstanding shares. The tender offer is expected to commence within five days. The purchase will be financed primarily from borrowings from the Company's existing revolving credit facility. The closing price per share of the Company's common stock on the Nasdaq National Market on June 20, 2005 was $8.38 per share.

     The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares in the offer. In addition, certain of the Company's other significant stockholders, Charles C. Anderson, Joel R. Anderson, Harold M. Anderson and Charles C. Anderson, Jr., have advised the Company that they do not intend to tender any of their shares in the offer.

     On the terms and subject to the conditions of the tender offer, the Company's stockholders will have the opportunity to tender some or all of their shares at a price within the $8.75 to $10.00 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per share price within the range that will enable it to buy 4,000,000 shares, or such lesser number of shares that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same determined price per share regardless of whether the stockholder tendered at a lower price. If stockholders properly tender and do not properly withdraw more than 4,000,000 shares at or below the determined price per share, the Company will purchase shares tendered at or below the determined purchase price by those stockholders owning fewer than 100 shares, without pro ration, and all other shares tendered at or below the determined purchase price will be purchased on a pro rata basis, subject to the conditional tender offer provisions described in the offer to purchase that will be distributed to stockholders. Stockholders whose shares are purchased in the offer will be paid the determined purchase price, net in cash, without interest, promptly after the expiration of the offer period. The offer will not be contingent upon the receipt of financing or upon any minimum number of shares being tendered. The offer will however, be subject to a number of other terms and conditions to be specified in the offer to purchase that will be distributed to stockholders.

     None of the Company, its Board of Directors, the dealer manager or the information agent makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

     The dealer manager for the tender offer will be Goldman, Sachs & Co. and the information agent will be D.F. King & Co., Inc. The Company has also retained Latham & Watkins LLP to act as its legal counsel in the tender offer. The offer to purchase, letter of transmittal and related documents will be mailed to stockholders of record and also will be made available for distribution to beneficial owners of the Company's common stock. For questions and information, please call the information agent toll free at (888) 644-5854.

     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF BOOKS-A-MILLION COMMON STOCK. THE COMPANY HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO
                                        7
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PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE COMPANY WILL BE
DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. FOLLOWING COMMENCEMENT OF THE OFFER, STOCKHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE COMPANY WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR BY CALLING D. F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER, TOLL-FREE AT (888) 644-5854. STOCKHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

     Books-A-Million is one of the nation's leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates 207 stores in 19 states and the District of Columbia. The Company operates three distinct store formats, including large superstores operating under the names Books-A-Million and Books & Co., traditional bookstores operating under the names Books-A-Million and Bookland, and Joe Muggs Newsstands.